Christopher Werner, Chief Executive Officer

C3 Bullion, Inc.

875 N. Michigan Avenue, Suite 3100

Chicago, IL 60611

920-207-0100

December 26, 2024

VIA EDGAR DELIVERY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Division of Corporation Finance Office of Trade & Services

WASHINGTON, D.C. 20549

Attn: Kate Beukenkamp at 202-551-3861

cc: Mara Ransom at 202-551-3264

Re:C3 Bullion, Inc.- Amendment No. 8 to Offering Statement on Form 1-A,

Filed December 13, 2024, File No. 024-12367

Dear Ms. Beukenkamp:

We have reviewed your comments covering our amended offering statement filed as Amendment No. 8 and hereby provide the following responses, modifications and edits to you:

Amendment No. 8 to Offering Statement on Form 1-A filed December 13, 2024

Use of Proceeds, page 33

1. Explain why you revised your disclosure to state "[i]f the Maximum Amount of Shares offered hereunder and through the Offering are purchased, we expect to receive net proceeds from this Offering of approximately $3,680,000 after deducting estimated maximum offering compensation for tZERO Securities, LLC and its affiliates" considering your disclosure elsewhere continues to state that you could raise a maximum of $37,200,000

On page 33, $36,800,00 represents gross proceeds after deducting tZERO Securities, LLC ("tZERO Securities") fees and commissions and other fees of tZERO Securities affiliates which FINRA views as underwriting compensation under FINRA rule 5110, such as technology fees paid to tZERO Technologies, LLC. Since they are not traditional brokerage commissions, these other fees were described in footnote 2 of the cover page but were not deducted from gross proceeds. These fees are also disclosed to investors and described in the "Use of Proceeds" section and the "Plan of Distribution" section of the offering circular.

Management's Discussion and Analysis of Financial Condition..., page 45

2. Please revise your disclosure here to briefly discuss the changes in results from the year ended December 31, 2024 as compared to the interim period ended September 30, 2024. Refer to Item 9(a) of Form 1-A. Also, as a related matter, remove the brackets that surround your risk factor discussing your ability to continue as a going concern.

We have expanded our disclosure at page 45-46 in response to your comment, including comparing operating expenses and other expenses from December 31, 2023 through the nine-month period ended September 30, 2024. Additionally, we have removed the brackets around the “Going Concern” Risk Factor at pages 20-21.

December 26, 2024

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Transactions with Related Persons, Promoters..., page 65

3. We note your response to prior comment 2 and reissue in part. Please revise your disclosure to account for the total $76,337 in compensation paid to Mr. Duque for the year ended December 31, 2023, and who you otherwise disclose would receive consulting fees at a rate of 5,000 per month, or a potential total of $60,000 per year.

Please reconcile and revise your disclosure here and elsewhere, including "Security Ownership of the Board of Directors" on page 34.

We have provided additional edits in response to this comment making the assumption that the reconciled disclosure should be at page 54, as opposed to 34.  In that regard, we have updated the disclosure to include $76,337 of compensation to Mr. Duque for the year ended December 31, 2023, $45,000 of compensation to Mr. Werner for the year ended December 31, 2023 and $6,000 of compensation to Mr. Gallon for the year ended December 31, 2024.  We have also footnoted the tables as well to avoid the confusion that said officers were scheduled to make $5,000/month for that entire period.

Please contact Jim Simmons at 401-952-5858 or my office at 920-207-0100 with further questions and what additional comments you have.

Sincerely,

/s/ Christopher Werner

Christoper Werner, Chairman and CEO

cc: James R. Simmons (jsimmons@simmonsltd.com)

Dated: December 26, 2024